PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

26th July 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 26th July 2005:

"Premier Adds UK Well through Farmout"

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

dw 8/9

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Premier Adds UK Well through Farmout

Premier Oil plc, the FTSE 250 independent oil and gas company, is pleased to announce that it has added a UK well to its near term drilling programme through a farmout of the Company's North Sea licence P1048 to Oilexco North Sea Ltd ("Oilexco").

Under the signed MOU, Oilexco will fund 100% of Premier's cost of drilling a well on the Palomino prospect in return for 31.25% of the P1048 licence. Premier will retain an 18.75% interest in the licence.

The well is planned for drilling in December 2005 using a rig already under contract to Oilexco. It will explore multiple targets defined by 3D seismic.

The arrangement is subject to the conclusion of a full agreement and UK Department of Trade and Industry approval.

Simon Lockett, Chief Executive of Premier, said:

"We are very pleased to have added a further well to our active exploration programme at zero cost".

26 July 2005

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Robin Allan

Pelham PR **Tel: 020 7743 6670**
Gavin Davis

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan and an oil development in Mauritania. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

Premier's strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management. The company's operating business and strong finances put the company in the position to operate successfully in all reasonable external environments.

A drilling programme of approximately 12 wells is in place for 2005. Both wells completed so far this year have been successful; the first, a flow test on an appraisal well on the Tiof field in Mauritania and the second was a discovery and flow test from the Al Amir-1 exploration well in Egypt. An appraisal of the Al Amir discovery is planned for later this year. In India, the Lakkhi-1 well commenced in April 2005 and operations continue. Further wells are planned to be drilled later in 2005 and early in 2006 in Mauritania, Pakistan, Indonesia, Guinea Bissau, Gabon and Vietnam.

The current partners and interests in licence P1048 are:

	Licence P1048	
	Pre farmout	Post farmout
Premier Oil Exploration Ltd (Operator)	50%	18.75%
Talisman Energy Beta Ltd	30%	11.25%
First Oil Expro Ltd	15%	15%
Reach Exploration Ltd	5%	5%
Oilexco North Sea Ltd	-	50%*

* In addition to Premier's farmout, Talisman Energy Beta Ltd are farming out a further 18.75% interest to Oilexco on the same terms, giving Oilexco a 50% interest in the licence.